SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------
                                AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                      UNIVERSITY REAL ESTATE PARTNERSHIP V
                            (Name of Subject Company)


                ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, L.P.
                        MACKENZIE PATTERSON SPECIAL FUND
                             PEACHTREE PARTNERS
                 ACCELERATED HIGH YIELD PENSION INVESTORS, L.P.
                                C. E. PATTERSON
                                    (Bidders)

                  INCOME UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------

                                            Copy to:
C.E. Patterson                              Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                   Derenthal & Dannhauser
1640 School Street, Suite 100               455 Market Street, Suite 1600
Moraga, California  94556                   San Francisco, California  94105
(510) 631-9100                              (415) 243-8070

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

          Transaction                                   Amount of
           Valuation                                    Filing Fee

           $1,068,900                                     $213.78


* For purposes of calculating the filing fee only. This amount assumes the purchase of 15,270 Income Units of Limited Partnership Interests ("Units") of the subject company at $70.00 in cash per Unit.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

             Amount Previously Paid: $167.97
             Form or Registration Number: Schedule 14D-1; Schedule 14D-1/A Filing Party: Accelerated High Yield Institutional Fund I, L.P. Date Filed: December 3, 1997; December 18, 1997

CUSIP NO.   None                       14D-1                Page 2 of ___ Pages
            -----


1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             ACCELERATED HIGH YIELD INSTITUTIONAL FUND 1, L.P.


2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                  (a)      __
                                                                  (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5.           Check if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(e) or 2(f)                       --

6.           Citizenship or Place of Organization

                     Florida

7.           Aggregate Amount Beneficially Owned by Each Reporting Person  146


8.           Check  if the  Aggregate  in  Row  (7)  Excludes  Certain  Shares
             (See Instructions)

                                                                           --

9.           Percent of Class Represented by Amount in Row (7)           0.82%


10.          Type of Reporting Person (See Instructions)

                     PN


univ1-14d1.edg

CUSIP NO.   None                      14D-1                 Page 3 of ___ Pages
          --------


1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             MACKENZIE PATTERSON SPECIAL FUND


2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                  (a)      __
                                                                  (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5.           Check if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(e) or 2(f)
                                                                           --

6.           Citizenship or Place of Organization

             California

7.           Aggregate Amount Beneficially Owned by Each Reporting Person  146


8.           Check  if the  Aggregate  in  Row  (7)  Excludes  Certain  Shares
            (See Instructions)

                                                                           --

9.           Percent of Class Represented by Amount in Row (7)           0.82%


10.          Type of Reporting Person (See Instructions)

                     PN


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



CUSIP NO.   None                     14D-1                 Page 4  of ___ Pages
          --------


1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             PEACHTREE PARTNERS


2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                  (a)      __
                                                                  (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5.           Check if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(e) or 2(f)
                                                                           --

6.           Citizenship or Place of Organization

             Arizona

7.           Aggregate Amount Beneficially Owned by Each Reporting Person  10


8.           Check  if the  Aggregate  in  Row  (7)  Excludes  Certain  Shares
             (See Instructions)

                                                                           --

9.           Percent of Class Represented by Amount in Row (7)            0.05%


10.          Type of Reporting Person (See Instructions)

                     PN


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



CUSIP NO.   None                    14D-1                  Page 5  of ___ Pages
          --------


1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             ACCELERATED HIGH YIELD PENSION INVESTORS, L.P.


2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                   (a)      __
                                                                   (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5.           Check if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(e) or 2(f)
                                                                            --

6.           Citizenship or Place of Organization

                     Florida

7.           Aggregate Amount Beneficially Owned by Each Reporting Person  146


8.           Check  if the  Aggregate  in  Row  (7)  Excludes  Certain  Shares
             (See Instructions)

                                                                            --

9.           Percent of Class Represented by Amount in Row (7)            0.82%


10.          Type of Reporting Person (See Instructions)

                     PN


univ1-14d1.edg

CUSIP NO.   None                     14D-1                 Page 6  of ___ Pages
          --------


1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             C. E. PATTERSON

2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                   (a)      __
                                                                   (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5.           Check if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(e) or 2(f)
                                                                            --

6.           Citizenship or Place of Organization

                     California

7.           Aggregate Amount Beneficially Owned by Each Reporting Person   146


8.           Check  if the  Aggregate  in  Row  (7)  Excludes  Certain  Shares
             (See Instructions)

                                                                            --

9.           Percent of Class Represented by Amount in Row (7)             0.82%


10.          Type of Reporting Person (See Instructions)

                     IN


univ1-14d1.edg

     The Schedule 14D-1 previously filed by the Bidders is hereby amended as set forth below.

Item 1.      Security and Subject Company.

     (a) This Schedule relates to Income Units of limited partnership interest (the "Units") of University Real Estate Partnership V (the "Issuer"), the subject company. The offer by Accelerated High Yield Institutional Fund 1, L.P., MacKenzie Patterson Special Fund, Peachtree Partners and Accelerated High Yield Pension Investors, L.P. (together the "Purchasers"), to purchase up to 15,270 Units for cash is hereby amended to extend the expiration date to January 21, 1998 and to increase the purchase price to a price equal to $70 per Unit less the amount of any distributions made or declared with respect to the Units between December 2, 1997 and January 21, 1998, or such later date to which the Purchasers may extend the offer. The Offer remains otherwise subject to the terms and conditions set forth in the Offer to Purchase dated December 2, 1997 (the "Offer to Purchase") and the related Letter of Transmittal

Item 11.     Material to be Filed as Exhibits.

             (a)(6)  Letter to Unitholders dated December 31, 1997.

             (a)(7)  Press Release


univ1-14d1.edg
                                        8

                                   SIGNATURES


             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       December 31, 1997

ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Victoriaann Tacheira
                     Victoriaann Tacheira, Senior Vice President

ACCELERATED HIGH YIELD PENSION INVESTORS, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Victoriaann Tacheira
                     Victoriaann Tacheira, Senior Vice President

MACKENZIE PATTERSON SPECIAL FUND

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Victoriaann Tacheira
                     Victoriaann Tacheira, Senior Vice President

PEACHTREE PARTNERS

By: /s/ Ira J. Gaines
    Ira J. Gaines, Partner

By: /s/ Barry Zemel
    Barry Zemel, Partner


/s/ C. E. Patterson
C. E. Patterson

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                                       10

                                  EXHIBIT INDEX


Exhibit              Description                                      Page

(a)(6)     Letter to Unitholders dated December 31, 1997

(a)(7)     Press Release

                                 Exhibit (a)(6)

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
PLEASE READ THIS LETTER CAREFULLY.

To All University Real Estate Partnership V Income Unit Investors:

     As you are aware, MacKenzie Patterson Special Fund, Accelerated High Yield Institutional Fund, Peachtree Partners and Accelerated High Yield Pension Investors have collectively made a publicly filed tender offer to purchase your limited partnership units for $45 per unit that has subsequently been increased to $55 per unit in response to an unfiled offer, made by Everest Properties II to purchase less than 5% of the outstanding units at $55 per unit. Just recently, in response to our offer, an affiliate of the General Partner of the partnership came out with its own publicly filed offer to purchase up to 12,000 Income units at $60 per unit. In response to this new offer, we hereby increase our offer to $70 per Income units at $60 per unit. In response to this new offer, we hereby increase our offer to $70 per Income unit and extend the expiration date to January 21, 1998, at 12:00 midnight, Pacific Standard Time.

     There are several implications to this offer and we strongly urge you to review your options. [Footnote 1] Unitholders who tend their Units will give up the opportunity to participate in any future benefits of the ownership of units, including distributions by the Partnership, and the purchase price per Unit payable to a tendering Unitholder by the Purchasers may be less than the total amount which might otherwise be received by the Unitholder with respect to the Unit over the remaining term of the Partnership.

     The Purchasers are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units. In establishing the purchase price of $70 per Unit, the Purchasers were motivated to establish the lowest price which might be acceptable to Unitholders consistent with the Purchaser's objectives.

     As a result of consummation of the Offer, the purchasers may be in a position to influence any Partnership decisions on which Unitholders may vote. The Purchasers will vote the Units acquired in the Offer in their own interest, which may be different from or in conflict with the interests of the remaining Unitholders.

     Purchasers may accept only a portion of Units tendered by a Unitholder in the event a total of more than 15,270 Units are tendered. [End Footnote 1]

     Unitholders have an opportunity to receive $70.00 per Income Unit, which is $10, or 16.7% more than the next highest current offer which is being made by a newly formed affiliate of the General Partner.

     Unitholders who have already tendered units according to our original offer will automatically be including in the offer at $70.00 per unit. However, because the offer was extended into 1998, unitholders who tender all of their units will not terminate their investment in 1997 but will terminate it in 1998 and will receive their last K-1 for the partnership for the 1998 tax year.

     Should you have any questions or concerns regarding either of these offers, please feel free to give us a call at 800 854-8357 and speak with one of our service representatives.

     Accelerated High Yield Institutional Fund I, L.P., MacKenzie Patterson Special Fund, Peachtree Partners and Accelerated High Yield Pension Investors, L.P.

12/31/97

                                 Exhibit (a)(7)

                                                  PRESS RELEASE
                                                  FOR IMMEDIATE RELEASE


MacKenzie Patterson, Inc.
1640 School Street, Suite 100
Moraga, California  94556
Telephone:  510-631-9100

December 31, 1997

     Offer for Units of Limited Partnership Interest of University Real Estate Partnership V extended through January 21, 1998.

     Accelerated High Yield Institutional Fund I, L.P., MacKenzie Patterson Special Fund, Peachtree Partners and Accelerated High Yield Pension Investors, L.P. (the "Bidders") have extended the expiration date of their tender offer for Income Units of limited partnership interest of University Real Estate Partnership V. The offer was originally set to expire on December 31, 1997, and has been extended through January 21, 1998. The bidders have offered to purchase up to 15,270 of the Units.

     As of December 31, 1997, approximately 133 Units had been tendered to the bidders by security holders and not withdrawn.

     For further information, contact Christine Simpson at the above telephone number.